Exhibit 12.2
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

($ in thousands)
Twelve Months Ended September 30,	2008	2007	2006	2005	2004

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3709	0.3910	0.3897	0.3689	0.3812
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6291	0.6090	0.6103	0.6311	0.6188
Pre-Tax Preferred Stock Dividends	$2,098	$2,167	$2,163	$2,092	$2,133

FIXED CHARGES:
Interest Expense	$46,707	$48,333	$47,593	$42,021	$43,097
Amortization of Debt Premium, Discount and Expense	450	562	578	821	426
Interest Component of Rentals	1,609	1,600	1,429	1,506	1,201

Total Fixed Charges	48,766	50,495	49,600	44,348	44,724
Pre-Tax Preferred Stock Dividends	2,098	2,167	2,163	2,092	2,133

Total Fixed Charges and Preferred Stock Dividends	$50,864	$52,662	$51,763	$46,440	$46,857

EARNINGS:
Income from Continuing Operations before Dividends on Preferred Stock	$117,843	$109,220	$96,014	$107,392	$100,915
Add:
Income Taxes	69,491	70,137	61,313	62,761	62,179
Total Fixed Charges	48,766	50,495	49,600	44,348	44,724

Total Earnings	$236,100	$229,852	$206,927	$214,501	$207,818

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.6	4.4	4.0	4.6	4.4